Exhibit 3.81
CERTIFICATE OF FORMATION
OF
L-3 COMMUNICATIONS GERMANY HOLDINGS, LLC
          1. The name of the limited liability company is: L-3 Communications Germany Holdings, LLC.
          2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
          IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of L-3 Communications Germany Holdings, LLC this 15th day of November, 2006.

/s/ Christopher C. Cambria
Christopher C. Cambria
Authorized Person